UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 8, 2026

Yue Zhu
Chief Executive Officer
Lianhe Sowell International Group Ltd
15th Floor, Sannuo Smart Building,
No. 3388 Binhai Ave, Binhai Community,
Nanshan District, Shenzhen, China

Re: Lianhe Sowell International Group Ltd
Draft Registration Statement on Form F-1
Submitted July 2, 2026
CIK No. 0002004024

Dear Yue Zhu:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement and non-public draft submission on EDGAR at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Alexandra Barone at 202-551-8816 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Jinhua (Anna) Wang, Esq.